AXA EQUITABLE LIFE INSURANCE COMPANY

Attached to and made part of Group Annuity Contract No. AC 6059 between

AXA Equitable Life Insurance Company (“AXA Equitable”)

and

[Reliance Trust Company, As Trustee], Contract Holder

IT IS HEREBY AGREED that said Contract is amended as set forth below and any and all contrary provisions of the Contract shall be considered to have been replaced by the provisions of this Rider effective [immediately] [July 10, 2015] (the “Rider Effective Date”):

1.	The Cover Page is amended to add the following as the third and fourth paragraphs at the bottom of the page:

THIS CONTRACT HAS A MARKET VALUE ADJUSTMENT PROVISION. WHEN THIS PROVISION IS IN EFFECT, THE VALUE OF THIS CONTRACT MAY DECREASE UPON TERMINATION.

INTEREST RATE GUARANTEE WITH RESPECT TO THE PORTION OF THE FUNDING ACCOUNT HELD IN THE GUARANTEED RATE ACCOUNT AND THE GUARANTEED INTEREST OPTION.

2.	The following sentence is added as the last sentence of “Funding Account” under Article I of the Contract:

No further contributions may be made to any of the GRAs.

3.	The following Definitions are added under Article I of the Contract:

Guaranteed Interest Option - the Funding Account that is part of AXA Equitable’s general account and pays interest at guaranteed rates set by AXA Equitable.

Guaranteed Interest Rate - the effective annual rates at which interest accrues on the amount allocated to the Guaranteed Interest Option.

Minimum Guaranteed Rate - with respect to the Guaranteed Interest Option, is an effective minimum rate of interest as described in the Section “Guaranteed Interest Option-Conditions”.

Qualified Default Investment Alternative – a Qualified Default Investment Alternative as defined in Regulations issued by the U.S. Department of Labor.

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4.	The first paragraph under Section 2.1 of Article II, Funding Accounts is replaced with the following:

Contributions to the Trusts shall be allocated among the Funding Accounts in accordance with Participants’ written instructions by Notice. Contributions may not be made to either the Money Market Guarantee Account or any of the GRAs. To the extent that a Participant has not filed valid instructions, contributions on his behalf shall be allocated to the Qualified Default Investment Alternative. By Notice, a Participant may request all or any part of the amount held on his behalf in a given Funding Account be transferred to one or more of the other Funding Accounts hereunder at any time, subject to the following restrictions: amounts may not be transferred to the Money Market Guarantee Account or any of the GRAs. As described in this Article II, certain Funding Accounts are subject to special underwriting standards and procedures and to restrictions limiting the timing and frequency of transactions.

5.	The following replaces the third paragraph of Section 2.1A:

The Forfeiture Account is an unallocated account maintained by AXA Equitable under this Contract in order to hold amounts arising from reductions in amounts held in the Funding Accounts pursuant to paragraphs 1 and 2 of this Section. Such amount will be maintained in one of the following: (a) the Money Market Guarantee Account, (b) [the EQ/Money Market Fund], (c) the Guaranteed Interest Option or (d) a Qualified Default Investment Alternative.

6.	The following sentence is added at the end of the paragraph under Section 2.2 of Article II, Funding Accounts:

No further contributions may be made to any of the GRAs.

7.	Section 2.3, of Article II, Funding Accounts is replaced with the following:

Upon the maturity of a GRA, the account balance shall be allocated among the Funding Accounts in accordance with the Participant’s instructions received by AXA Equitable at least four days prior to the maturity date (or, to the extent AXA Equitable receives no such instructions, to the Guaranteed Interest Option or a Qualified Default Investment Alternative).

8.	The following Section 2.9 Guaranteed Interest Option – Conditions is added to Article II Funding Accounts:

2.9 Guaranteed Interest Option - Conditions

(1)	Guaranteed Interest Option

Any amount held in the Guaranteed Interest Option becomes part of AXA Equitable’s general assets, which support the guarantees of this Contract as well as other policies and contracts that AXA Equitable offers.

The amount in the Guaranteed Interest Option at any time with respect to the Plan is equal to the sum of:

•	all amounts that have been allocated or transferred to the Guaranteed Interest Option, plus

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•	the amount of any interest credited, less

•	all amounts that have been withdrawn (including charges) or transferred from the Guaranteed Interest Option.

AXA Equitable will credit the amount held in the Guaranteed Interest Option with interest at effective rates that AXA Equitable sets periodically. AXA Equitable will also set a Minimum Guaranteed Rate. A rate of [1.00%] applies as the Minimum Guaranteed Rate under the Contract. AXA Equitable reserves the right to increase or decrease such minimum rate at any time, subject to applicable state laws. However, the changed Minimum Guaranteed Rate will only apply to Contributions and allocations to and transfers to the Guaranteed Interest Option, made on or after the date such change is effective.

(a)	Conditions

The Employer agrees:

(i)	All allocations to, and transfers to and from the Guaranteed Interest Option are to be made solely at the discretion of the Participants, such allocations and transfers will be made without any direction or influence from the Employer, for a Plan that meets the requirements of Section 401(k) of the Code. For a Plan that meets the requirements of Section 401(a) which does not contain Section 401(k) provisions, allocations and transfers to and from the Guaranteed Interest Option, will be in accordance with the Plan’s provisions. AXA Equitable is to be given at least [60 days] advance written notice by the Employer of any noncompliance with this condition.

(ii)	To provide AXA Equitable with any amendment to the Plan or the Plan’s investment policy, any communication by the Employer to the Participants concerning the Guaranteed Interest Option or the investment option of the Plan to which it relates, or any change in the manner in which the Plan is administered. Any such document is to be provided to AXA Equitable at least [60 days] before its effective date. AXA Equitable may also request, and the Employer will thereupon provide any other information that AXA Equitable reasonably determines would bear upon the flow of funds to and from the Guaranteed Interest Option.

(iii)	To remit Contributions in accordance with Article II, “Funding Accounts”;

If the conditions stated above are not complied with, or if AXA Equitable determines and so notifies the Employer by written notice that an amendment to the Plan, the Plan’s investment policy, or any change in the manner in which the Plan is administered would materially and adversely affect the flow of funds to or from the Guaranteed Interest Option, then AXA Equitable will have the right to:

(i)	decline further requests for transfers to or from the Guaranteed Interest Option; and/or

(ii)	deem that a termination of Plan participation has occurred under this Contract and that the Employer has requested AXA Equitable to make payment in accordance with terms of Article 6.4 Termination of Participation Under the Contract, Item (3).

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9.	The following paragraph is added as Section 2.9 under Article II Funding Accounts:

2.9 Except for the following restrictions, transfers to and from any Funding Account are permitted at any time: (1) transfers will not be permitted from any of the GRAs to other Funding Accounts prior to maturity of a GRA; and (2) transfers will not be permitted into any of the GRAs as of the Rider Effective Date.

10.	The third and fourth paragraphs under Section 4.1 are replaced with the following:

Each participant’s pro-rata share of the Program Expense Charge will be deducted on a monthly basis from their account balances as of the last business day of the calendar month.

Such amount will be deducted from the Participant’s account balances in accordance with the ordering rule established by AXA Equitable from time to time and communicated in writing to the Employer. In no event will deduction of the Program Expense Charge result in the rate of interest as described in Article II, to be less than 1% for the Money Market Guarantee Account or the Guaranteed Interest Option.

The Forfeiture Account’s pro-rata share of the Program Expense Charge will be deducted on a monthly basis from the Forfeiture Account balance as of the last business day of the calendar month. Such amount will be deducted from the Forfeiture account’s balance in accordance with the ordering rule established by AXA Equitable from time to time and communicated in writing to the Employer.

11.	The first sentence in the first paragraph of Article VI is replaced with the following:

AXA Equitable may, in its discretion, terminate this Contract at any time upon [90 days] advance written notice to the Employer.

12.	The last sentence of Section 6.1 is deleted.

13.	The following Sections 6.3 Plan Termination, 6.4 Termination of Participation Under this Contract and 6.5 Payment Amounts are added under Article VI. Termination or Amendment of Contract:

6.3	Plan Termination:

If the Plan is to terminate, in whole or in part, without immediate establishment of a successor plan sponsored by the Employer, the Employer will provide AXA Equitable with [90 days] advance written notice and evidence satisfactory to AXA Equitable of such termination. If the Plan is to terminate in part, and if Participant accounts are maintained, the Employer will also provide a listing of the Participants covered by such termination. After such notice has been received, withdrawals will be made in accordance with the following:

(a)	Withdrawals from any of the GRAs:

After such notice has been received, any withdrawal from any of the GRAs that is requested by the Employer on behalf of a Participant will continue to be made.

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If the Employer so requests in writing, AXA Equitable will pay the aggregate of all amounts then held in any GRA on the Transaction Date with respect to the Plan, minus any tax charges, if applicable.

(b)	Withdrawals from Separate Accounts:

After such notice has been received, any withdrawal from any amount in a Separate Account that is requested by the Employer on behalf of a Participant will continue to be made.

If the Employer so requests in writing, AXA Equitable will pay the aggregate of all amounts then held in any Separate Account on the Transaction Date with respect to the Plan, minus any tax charges, if applicable.

(c)	Withdrawals from the Guaranteed Interest Option:

After such notice has been received, any withdrawal from the Guaranteed Interest Option that is requested in writing by the Employer on behalf of a Participant, other than a withdrawal that is in connection with a “Benefit Distribution” as described in Section 6.5(b), will be made in accordance with this subsection (c). AXA Equitable will accept requests for such withdrawals only after [90 days] has elapsed from AXA Equitable’s receipt of the written notice. Payment of the requested withdrawal will commence, or will be made, within [30 days] of the later of (i) receipt of such request at AXA Equitable’s Processing Office, or (ii) the end of such [90-day period].

(1)	AXA Equitable will, subject to the following provisions, pay such withdrawal in annual installments over a period not to exceed [59 months], as described in Section 6.5(a) below and without a Market Value Adjustment described in Section 6.5(c) below.

(2)	No transfers may be made on and after the date AXA Equitable receives notice of the Plan termination and before a period of [90 days] has elapsed, except that transfers already being made in accordance with any automatic transfer option available from AXA Equitable will be continued during such period. After the end of such [90-day period], transfers will be permitted and, regardless of which Variable Investment Options had been elected with respect to the Plan, the maximum amount that may be transferred to a Separate Account or a Variable Investment Option of a Separate Account from the Guaranteed Interest Option in any Transfer Period will be an amount equal to [25%] of the amount, if any, that was held in the Guaranteed Interest Option as of the last day of such [90-day period].

(3)	If, during the installment period, the Employer reports to AXA Equitable that all or part of the balance of the installments are to be paid in connection with a Benefit Distribution, AXA Equitable will pay in a single sum the amount requested.

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AXA Equitable reserves the right to pay amounts withdrawn from the Guaranteed Interest Option as described in Section 6.3(c) of this Article VI “Termination or Amendment of Contract”, in a single sum in lieu of such annual installments, if the aggregate amount held in the Guaranteed Interest Option with respect to the Plan is less than [$1,000,000.] Such single sum will be equal to the amount of the withdrawal requested.

In addition, the Employer may request that the withdrawal be paid in a single sum in lieu of such annual installments; the consent of Participants will not be required, subject to the terms of Section 6.5(d). If AXA Equitable has agreed, then such single sum will be equal to the amount of withdrawal requested reduced by any Market Value Adjustment that applies pursuant to Section 6.5(c). If a Market Value Adjustment applies, then the amount to be paid will be determined as of the “Calculation Date” defined in Section 6.5(c), and will include interest at the then applicable Guaranteed Interest Rate from the Calculation Date to the “Effective Date of Withdrawal” defined in Section 6.5(c).

Any amount to be paid pursuant to this Section 6.3(c), plus, if applicable, any Market Value Adjustment will be withdrawn from the amounts held in the Guaranteed Interest Option.

6.4	Termination of Participation Under this Contract:

If the Employer is to terminate its participation in the Contract, the Employer will provide AXA Equitable with [90 days] advance written notice of such termination and instructions for the payment of amounts. After such notice and instructions have been received, withdrawals will be made in accordance with the following if the Employer so requests in writing:

(1)	Withdrawals from any of the GRAs:

AXA Equitable will pay the aggregate of the amounts then held in any of the GRAs with respect to the Plan.

(2)	Withdrawals from Separate Accounts:

AXA Equitable will pay the aggregate of the amounts then held in any Separate Account with respect to the Plan.

(3)	Withdrawals from the Guaranteed Interest Option:

AXA Equitable will accept requests for withdrawals only after [90 days] has elapsed from AXA Equitable’s receipt of the written notice. Payment of the requested withdrawal will commence (in the case of installments), or will be made (in the case of a single sum), within [30 days] of the later of (i) receipt of such request at AXA Equitable’s Processing Office, or (ii) the end of such [90-day period].

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(A)	The amounts in the Guaranteed Interest Option will be paid in annual installments over a period not to exceed [59 months], as described in Section 6.5(a) below.

(B)	No Market Value Adjustment will apply with respect to the installments.

(C)	AXA Equitable will have the right to discontinue maintenance of any Participant-level records and, in lieu thereof, to (i) treat all amounts remaining in the Investment Options as a single Annuity Account Value, with the Employer as sole Participant, and (ii) rely fully upon the advice of the Employer for any Participant-level information required to process transactions hereunder, including but not limited to the payment of death benefits.

(D)	Anything in this Contract to the contrary notwithstanding, any repayments of loans on and after the beginning of the installment period are to be made to the then active funding vehicle of the Plan.

(E)	On and after AXA Equitable’s receipt of the Employer’s request for payment, no other withdrawals from, and no transfers to or from, the Guaranteed Interest Option will be made except in conjunction with Benefit Distributions subject to subsection (F) following.

(F)	The amount of any withdrawal for a Benefit Distribution while installments are in progress will be the amount required therefore, minus any amount then held in another funding vehicle with respect to the Plan.

(G)	On and after the Employer’s request for termination of participation under this Contract, no further Contributions may be made to the Guaranteed Interest Option with respect to the Plan.

AXA Equitable reserves the right to pay amounts withdrawn from the Guaranteed Interest Option in a single sum in lieu of such annual installments described above in this Section 6.4 (3) of this Article VI “Termination or Amendment of Contract”, if the aggregate amount held in the Guaranteed Interest Option with respect to the Plan is less than [$1,000,000]. Such single sum will be equal to the amount of the withdrawal requested.

In addition, the Employer may request that the withdrawal be paid in a single sum in lieu of such annual installments; the consent of Participants will not be required, subject to the terms of Section 6.5(d). If AXA Equitable has agreed, then such single sum will be equal to the amount of withdrawal requested reduced by any Market Value Adjustment that applies pursuant to Section 6.5(c). If a Market Value Adjustment applies, then the amount to be paid will be determined as of the “Calculation Date” defined in Section 6.5(c), and will include interest at the then applicable Guaranteed Interest Rate from the Calculation Date to the “Effective Date of Withdrawal” defined in Section 6.5(c).

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6.5	Payment Amounts

(a)	Installment Payments:

Any installments to be paid pursuant to either Section 6.3(c) or Section 6.4(3) above will be made in accordance with the following:

(i)	The first such installment will be paid on a Business Day that is not more than [30 days] after receipt at AXA Equitable’s Processing Office of the applicable request for payment.

(ii)	Each of the next [four] annual installments will be paid, respectively, on the first Business Day on or after each anniversary of the first installment.

(iii)	The final installment will be paid on the Business Day before the [fifth] anniversary of the day the first installment was paid.

(iv)	Each such installment will be equal to the amount then in the Guaranteed Interest Option divided by the number of remaining installments, including the one then due.

(b)	Benefit Distribution:

A “Benefit Distribution” for the purposes of this Article VI “Termination or Amendment of Contract” means payment with respect to a Participant under the terms of the Plan in any of the following circumstances:

(i)	as a result of the Participant’s retirement, death, or “Disability”;

(ii)	as a result of the Participant’s separation from service with the Employer, provided such separation from service would qualify as such under Section 402(d)(4)(A) of the Code as in effect under the Tax Reform Act of 1986;

(iii)	as a result of the Participant’s attainment of age [70 1⁄2 ] [59 1⁄2 ];

[(iv)	as a result of the Participant’s “hardship withdrawal” within the meaning of the applicable federal income tax regulations. The Employer or Employer’s Designee will advise AXA Equitable if a benefit distribution is attributable to a “hardship withdrawal”.]

For the purposes of (i) above, “Disability” means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long, continued and indefinite duration, presumably for life, as determined by the Employer on the basis of a written determination by the Social Security Administration that disability payments under the Social Security Act have been approved.

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(c)	Market Value Adjustment:

Any single sum withdrawal from the Guaranteed Interest Option pursuant to either Section 6.3(c) or Section 6.4(3) will be subject to a Market Value Adjustment.

The term “Market Value Adjustment” means the greater of (A) zero, and (B) a percentage equal to:

(i)	the sum of all market value adjustments for quarterly generations in the Guaranteed Interest Option, as determined pursuant to the next paragraph, with respect to the Plan as of the “Effective Date of Withdrawal,” divided by

(ii)	the amount held in the Guaranteed Interest Option with respect to the Plan as of the Effective Date of Withdrawal.

For purposes of such calculation, the Guaranteed Interest Option will be deemed to consist of a series of quarterly generations, one for each calendar quarter during which the Plan participated in the Guaranteed Interest Option.

The Market Value Adjustment for each such quarterly generation is the product of (A), (B) and (C) as follows:

(A)	the amount of the Plan’s “net cash flow” in the given quarterly generation as of the Effective Date of Withdrawal;

(B)	the rate equal to

(1)	the interest rate, as of the applicable “Calculation Date,” for a five-year Treasury bond, minus

(2)	the “average interest rate,” during the calendar quarter in which such quarterly generation was first established, for five-year Treasury bonds, less [0.25%], subject to the following provisions of this subsection;

(C)	the fraction equal to the number of calendar days from the Effective Date of Withdrawal which occasioned this calculation to the maturity date for the given quarterly generation divided by 365. Such maturity date will be the quinquennial anniversary of the first Business Day of the given quarterly generation.

“Effective Date of Withdrawal” for this purpose means the Business Day on which AXA Equitable is to make payment of the requested withdrawal pursuant to the terms of Section 6.3 or Section 6.4.

“Calculation Date” for this purpose means the Business Day occurring on or next following the date on which AXA Equitable receives the Employer’s request for payment pursuant to the terms of Section 6.3 or Section 6.4. The Calculation Date is the date as of which AXA Equitable determines the Market Value Adjustment.

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The “average interest rate” to be used for purposes of Section 6.5(C)(B)(2) above with respect to a given quarterly generation whose first Business Day was more than five years before the Calculation Date will be the average interest rate for the most recent calendar quarter whose first Business Day was a quinquennial anniversary of the first Business Day of the given quarterly generation.

The Plan’s “net cash flow” in a given quarterly generation is the sum of all allocations (including interest credited) and transfers to, minus all withdrawals, deductions and transfers from, the Guaranteed Interest Option with respect to such quarterly generation. AXA Equitable may, to the extent that such data are unavailable on the Calculation Date, estimate the applicable amount on the basis of appropriate historical data. The interest rate on a five-year Treasury bond will be determined by using the applicable rate of interest (on an annual effective yield basis) specified in the United States Treasury Department’s Constant Maturity Series for that date. If the interest rate associated with a five-year Treasury bond is not available in that series, the rate will be determined by linear interpolation between the next lower and next higher available maturities. The source for the United States Treasury Department’s Constant Maturity Series will be the Federal Reserve Statistical Release F.15 Bulletin. If for any reason this series is not available, the interest rate will be based on a comparable series.

AXA Equitable may at any time substitute a bond of different maturity for the five-year Treasury bond referred to in this subsection, provided that (i) any such change will apply only to Plans which begin participation under this Contract after such change, and (ii) such change will be made by advance written notice to the Employer. In such event, the references in this subsection to “five years” and “quinquennial anniversary” will be deemed to have been correspondingly changed.

(d)	Employer’s Responsibility: Liability for Payments:

If (i) the Employer requests a single sum payment in lieu of installments pursuant to the terms of Section 6.3(c) or Section 6.4(3), and (ii) the amount to be withdrawn would be reduced by a Market Value Adjustment as described in Section 6.5(c), and (iii) the Plan permits investment directions by Participants for Contribution allocations or transfers among Investment Options, then one of the following must occur, as the Employer elects and so certifies to AXA Equitable, before the withdrawal and payment is made:

(A)	the consent of each Participant affected by the termination and withdrawal is obtained (consent will be presumed if there is no response to a request for consent within a reasonable period, such as 14 days for an active Participant, after such request is given to the Participant); or

(B)	the Employer agrees to reimburse the Plan account of each Participant affected by the termination and withdrawal for the amounts by which such account is reduced as a result of a Market Value Adjustment; or

(C)	the Employer determines that the withdrawal and payment comports with the fiduciary duties of the Employer or Employer’s Designee under the Employee Retirement Income Security Act of 1974 (ERISA) and is prudent in view of the applicable circumstances.

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As an ERISA fiduciary acting in the best interest of Plan Participants, the Employer will not be required to take either action described in (A) or (B) of this Section 6.5(c).

Any amount payable pursuant to the above subsections will be paid to the Plan trustee or otherwise paid as may be agreed upon in writing between the Employer and AXA Equitable. Any payment by AXA Equitable pursuant to Section 6.5 will fully discharge AXA Equitable from all liability with respect to the amount paid.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Karen Field Hazin, Vice President, Secretary and Associate General Counsel ]

FOR THE CONTRACT HOLDER

Name	[John Doe ]

Title	[Vice President, Reliance Trust Company]

Date	[July 1, 2015 ]

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